NO ACT

PE
12-21-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010662

February 6, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-06-2010

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 21, 2009

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2009 and a letter from Gregory Vogelsperger received on December 24, 2009 concerning the shareholder proposals submitted to Boeing by Ray T. Chevedden, John Chevedden, and David Watt. We also have received letters on the proponents' behalf dated December 23, 2009, December 24, 2009, December 31, 2009, January 4, 2010, January 8, 2010, January 18, 2010, and January 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The first proposal relates to compensation. The second proposal relates to special meetings. The third proposal relates to an independent board chairman.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 – Separate Rule 14a-8 Proposals
By John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

This further responds to the December 21, 2009 no action request. Another way to summarize the company argument is that purportedly, if two shareholders cooperate with a third shareholder, the two shareholders give up their rights as shareholders for rule 14a-8 purposes.

Attached is David Watt's letter stating that he always votes his Boeing stock and will so in 2010. This is in response to the company "authority to vote" claim.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
David Watt
Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

1-19-2010

TO WHOM IT MAY CONCERN:

I ALWAYS VOTE MY BOEING STOCK AND WILL DO SO IN 2010.

David Watt

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 – Separate Rule 14a-8 Proposals
By John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

This further responds to the December 21, 2009 no action request. Another way to summarize the company argument is that purportedly if two shareholders cooperate with a third shareholder, the two shareholders give up their rights as shareholders for rule 14a-8 purposes.

Attached is Ray T. Chevedden's letter stating that the has not assigned 2010 voting power for any of his stocks in response to the company "authority to vote" claim.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
David Watt
Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

To whom it may concern:

I have not assigned 2010 voting power for any of my stocks.

Ray T. Chevedden
January 17, 2010

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 – Separate Rule 14a-8 Proposals
By John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

This further responds to the December 21, 2009 no action request.

In 2009 the company pointed its finger at such mismatched cases as:

- A father submitted his own proposal and the proposal of his minor son.
- A trustee submitted several proposals and then resubmitted these proposals as the proposals of trusts, which he controlled.
- Proposals were similar to subjects at issue in a lawsuit.
- A labor union publicly declared it would use shareholder proposals as a pressure point in labor negotiations.

Attached are 2009 Staff Reply Letters in which the Division did not concur with the respective companies on 19 rule 14a-8 proposals in regard to rule 14a-8(c). Nineteen times "(c)" is circled to indicate each of the proposals.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
David Watt
Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2008

The first proposal recommends that the board take steps necessary to adopt cumulative voting. The second proposal relates to compensation. The third proposal relates to an independent lead director.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jay Knight
Attorney-Adviser

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

The first proposal relates to compensation. The second proposal relates to cumulative voting. The third proposal relates to an independent lead director. The fourth proposal relates to special meetings.

We are unable to concur in your view that Bank of America may exclude the first proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Bank of America may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

On February 2, 2009, we issued our response expressing our informal view that Bank of America could exclude the third proposal from its proxy materials in reliance on rule 14a-8(i)(3). Accordingly, we have not found it necessary to address the alternative bases for omission of the third proposal upon which Bank of America relies.

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The first proposal relates to special meetings. The second proposal relates to cumulative voting. The third proposal relates to compensation.

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(b)

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 23, 2008

The first proposal relates to director elections. The second proposal relates to simple majority voting.

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Gregory S. Belliston
Special Counsel

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

The first proposal relates to cumulative voting. The second proposal relates to special meetings.

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

[date of letter]

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 24, 2008

The first proposal relates to compensation. The second proposal relates to reincorporation.

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 29, 2008

The first proposal relates to cumulative voting. The second proposal relates to special meetings. The third proposal relates to reincorporation.

We are unable to concur in your view that Time Warner may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Time Warner may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Time Warner may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Time Warner may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Time Warner may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Time Warner may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Time Warner may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Time Warner may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

On February 19, 2009, we issued our response expressing our informal view that Time Warner could exclude the third proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). Accordingly, we have not found it necessary to address the alternative bases for omission of the third proposal upon which Time Warner relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

January 30, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 17, 2008

The first proposal relates to special meetings. The second proposal relates to an independent lead director.

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Separate Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

The limited submittal letters of Ray T. Chevedden and David Watt give no authority to act on these non-voting issues anticipated in the company 2009 definitive proxy:

"Any shareholder proposal submitted for consideration at next year's annual meeting but not submitted for inclusion in the Proxy Statement, including shareholder nominations for candidates for election as directors, that is received by the Company earlier than the close of business on Monday, December 28, 2009, or later than the close of business on Wednesday, January 27, 2010, will not be considered filed on a timely basis with the Company under Rule 14a-4(c)(l)."

The company fails to specify any transitional words in the limited letters of Ray T. Chevedden and David Watt that supposedly lead to going "beyond the authority to vote shares at an annual meeting" especially when there is absolutely no authority granted to vote any shares whatsoever.

Attached is *The Boeing Company* (February 18, 2009) which is Boeing's latest failure in regard to Boeing's long string of profuse rule 14a-8(c) claims. Many of Boeing's long-failed claims are repeated now in December 2009. Boeing does not even acknowledge its strategy of repeating old failed arguments and embellished urban legend incidents nor does it highlight any new discovery on these old embellishments or cite any new regulations that could help it salvage its old failed arguments.

Boeing suggests that rule 14a-8 proponents must first share a passion for golfing or other sport or hobby to be eligible to cooperate in submitting shareholder proposals – even if the they have known each other a decade or longer.

One insulting Boeing argument is that the Division could find it advantageous to reverse its repeated rejection of Boeing's rule 14a-8(c) arguments in order to reduce its workload – and not on the merits. However the same objective can be accomplished by Boeing rescinding its annual practice of submitting thick regurgitated no action requests year after year on established rule 14a-8 proposal topics that receive majority and significant votes. Boeing even bragged in its annual proxy about the advances it has made in its corporate governance. However Boeing conveniently omitted the fact that some of these advances started as shareholder proposals.

The company fails to specify where the submittal letters of David Watt and Ray T. Chevedden supposedly go "beyond the authority to vote shares at an annual meeting" – especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for David Watt or Ray T. Chevedden. Even after Boeing assigned people to shadow the undersigned at numerous annual meetings. Plus the people from Boeing seem to outnumber the shareholders at its annual meetings.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

February 18, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 19, 2008

The first proposal recommends that the board take steps necessary to adopt cumulative voting. The second proposal relates to compensation. The third proposal relates to an independent lead director.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Separate Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

Attached is *The Boeing Company* (February 18, 2009) which is Boeing's latest failure in regard to Boeing's long string of profuse rule 14a-8(c) claims. Many of Boeing's long-failed claims are repeated now in December 2009. Boeing does not even acknowledge its strategy of repeating old failed arguments and embellished urban legends nor does it highlight any new discovery on these old embellishments or cite any new regulations that could help it salvage its old failed arguments.

Boeing suggests that rule 14a-8 proponents must first share a passion for golfing or other sport or hobby to be eligible to cooperate in submitting shareholder proposals.

One interesting Boeing argument is that the Division might find it advantageous to reverse its repeated rejection of Boeing's rule 14a-8(c) arguments in order to reduce its workload. However the same objective can be accomplished by Boeing not submitting thick regurgitated no action requests year after year on established rule 14a-8 proposal topics that receive significant and majority votes. Boeing has even bragged in its annual proxy about the improvements it has made in its corporate governance. However Boeing has conveniently omitted that some of these improvements started as shareholder proposals.

The company fails to specify where the submittal letters of David Watt and Ray T. Chevedden supposedly go "beyond the authority to vote shares at an annual meeting" – especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for David Watt or Ray T. Chevedden and Boeing has even assigned people to shadow the undersigned at numerous annual meeting.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

February 18, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 19, 2008

The first proposal recommends that the board take steps necessary to adopt cumulative voting. The second proposal relates to compensation. The third proposal relates to an independent lead director.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Separate Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

There are now two company email messages blaming the proponents for the company failure to forward any copy whatsoever of its December 21, 2009 blanket no action requests to two proponents.

It would seem to be common sense that when a company makes personal accusations, that two long-term proponents of rule 14a-8 proposals to the company are not who they said they are (proponents), that such outrageous personal accusations should at least be forwarded to each proponent.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Separate Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt
The Boeing Company (BA)

Ladies and Gentlemen:

The Boeing Company just violated rule 14a-8 because it failed to forward any copy whatsoever of its December 21, 2009 blanket no action request to the proponents Ray T. Chevedden and David Watt. This is compounded by the fact that the company is unlikely to do anything until January 4, 2010.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

From: Vogelsperger, Gregory C [Gregory.C.Vogelsperger@boeing.com]

Sent: Thursday, December 24, 2009 12:29 AM

To: shareholderproposals

Cc: *** FISMA & OMB Memorandum M-07-16 ***

Subject: RE: # 1 Separate Rule 14a-8 Proposals by John Chevedden, Ray T.Chevedden and David Watt The Boeing Company (BA)

The proposals nominally submitted by Mr. Watt and Mr. Ray Chevedden direct that all correspondence in respect of their proposals be directed to Mr. Chevedden via email. As Boeing experienced technical difficulties delivering its no-action request letter to the Staff via email and instead delivered a hard copy, Boeing sent a copy of the letter to Mr. Chevedden via overnight mail on Dec. 22 (in compliance with Staff guidance encouraging use of same medium with Staff and proponent), with follow-up by email on Dec. 23 at Mr. Chevedden's request as a courtesy to the proponents.

We would be happy in the future to direct all correspondence directly to Mr. Watt and Mr. Ray Chevedden, instead of Mr. John Chevedden, if that is what they or the Staff would prefer. Regards,

Greg

Gregory Vogelsperger
Chief Counsel - Securities, Finance & Governance
The Boeing Company
(312) 544-2832
gregory.c.vogelsperger@boeing.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 23, 2009 10:44 PM
To: shareholderproposals@sec.gov
Cc: Vogelsperger, Gregory C
Subject: # 1 Separate Rule 14a-8 Proposals by John Chevedden, Ray T.Chevedden and David Watt The Boeing Company (BA)

Ladies and Gentlemen:
Please see the attached response letter to the blanket company no action request.
Sincerely,
John Chevedden
cc: Ray T. Chevedden
David Watt

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2009



BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Shareholder Special Meetings Submitted by John Chevedden for Inclusion in The Boeing Company 2010 Proxy Statement

Dear Sir or Madam:

On October 30, 2009, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal from John Chevedden (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement"). On November 13, 2009, the Company received a revised proposal (the "Proposal") that is substantially similar to the proposal received on October 30, 2009. The original proposal and the Proposal are attached to this letter as **Exhibit A.**

This letter serves to inform you that we intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (the "2010 Proxy Materials"). In Parts I and II below, we have set forth the reasons that we believe Boeing may omit the Proposal from the 2010 Proxy Materials on substantive grounds under the provisions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Act"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2010 Proxy Materials. In addition to the substantive grounds set forth in this letter, we believe Boeing also may omit the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(c). On December 21, 2009, Boeing submitted a separate letter requesting that the Staff confirm that it will not recommend any enforcement action to the

Commission if Boeing excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(c).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2010 Proxy Materials on March 12, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.


BOEING

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B.**

THE PROPOSAL

The Proposal relates to special shareholder meetings and states, in relevant part:

> *Resolved: Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-9 BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where


BOEING

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; [or]

- The company demonstrates objectively that a factual statement is materially false or misleading.

See the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B").

The Staff has frequently allowed for the exclusion of a proposal that is susceptible to multiple meanings as vague and indefinite because it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1992); *Exxon Corporation* (Jan. 29, 1992); *Philadelphia Electric Company* (Jul. 30, 1992). More recently, in General Electric Company (Jan. 26, 2009) ("General Electric"), a proposal, which was nearly identical to the first and third sentences of the Proposal, was found excludable by the Staff as vague and indefinite.

A. The Proposal is Impermissibly Vague and Indefinite so as to Be Inherently Misleading Because It is Subject to Multiple Interpretations Regarding Who May Call a Special Meeting Pursuant to the Terms of the Proposal

The Proposal is impermissibly vague and indefinite so as to be inherently misleading because the Proposal is subject to multiple interpretations regarding shareholders' ability to aggregate their holdings and, as a consequence, who may call a special meeting pursuant to the terms of the Proposal. The second sentence of the Proposal indicates that the Proposal "includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold." Any attempt to comprehend what constitutes "shareowners combining their holdings to equal the

10%-of-outstanding-common threshold" results in multiple potential interpretations. For example:

- **Interpretation 1**: To combine their holdings for purposes of calling a special meeting, shareholders holding 10% of the Company's common stock in the aggregate need only informally agree to aggregate their holdings for the purpose of calling such special meeting.



- **Interpretation 2**: To combine their holdings for purposes of calling a special meeting, shareholders holding 10% of the Company's common stock in the aggregate must form a "group" under Section 13(d) of the Act and the rules and regulations relating thereto (referred to collectively as "Rule 13d") and make all necessary filings thereunder.

Other interpretations may also be possible. The multiplicity of different interpretations makes it obvious, however, that shareholders voting on the Proposal will have no clear idea as to what they are being asked to approve. The differences among these interpretations are likely to be significant to a shareholder considering how to vote on the Proposal.

Rule 13d-3 under the Act provides that a "group" may be formed "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer." The Proposal refers to multiple shareholders "combining their holdings." It is not clear whether this aspect of the Proposal relates to acts constituting a Rule 13d aggregation of ownership or something else.

By forming a group under Rule 13d, as required under Interpretation 2, shareholders must make certain disclosures under Section 13 and Section 16 and assume certain incremental liabilities with respect to the group. A shareholder considering how to vote on the Proposal could reasonably value a process whereby individuals must produce information and assume potential liability before being afforded the discretion to place a matter before the Company's shareholders. Arguably, such a process is more likely to yield shareholder groups with long-term interests in the Company.

In contrast, shareholders considering how to vote on the Proposal may find the Proposal less desirable if it allowed multiple shareholders to collectively call a special meeting by aggregating their holdings informally for the purpose of calling such special meeting as is allowed under Interpretation 1. Such a process could reasonably be perceived to be more likely to yield collections of individuals who propose Company action that focuses only on short-term gain at the expense of the long-term interests of the Company and its shareholders. Accordingly, while shareholders may support the general concept of the right of shareholders holding at least 10% of the Company's outstanding common stock to call a special meeting, shareholders may reasonably require that such shareholders first enter into a group under Rule 13d before being afforded this important right. Given the ambiguities in the wording of the Proposal, shareholders would not be certain as to which interpretation of the Proposal they would be voting to approve.

Like the excludable proposal in *General Electric*, the multiple interpretations of the Proposal preclude shareholders from knowing with any certainty significant attributes of the Proposal. Just as it was unclear whether the proposal in *General Electric* applied to management and/or the board of the company in addition to shareholders, it is unclear whether the Proposal requires the formation of a group by shareholders before they may collectively call a special meeting. Consistent with Staff precedent, the Proposal should be excludable because the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Legal Bulletin 14B; *see also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company believed that its shareholders "would not know with any certainty what they are voting either for or against").


BOEING

The SEC has acknowledged the importance of precisely specifying standards and guidelines relating to the aggregation of ownership interests for purposes of collective shareholder action. *See* SEC Release No. 33-9046 (File No. S7-10-09; June 10, 2009) (proxy access proposal mandates proof of beneficial ownership by shareholders on Schedule 14N). As described above, the Proposal provides no insight into how the 10% threshold would be established. Given the lack of guidance by the Proposal, the Company would not be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal (if adopted). Consequently, the Proposal should be excludable as vague and indefinite.

For these reasons, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

B. The Proposal is Impermissibly Vague and Indefinite so as to Be Inherently Misleading Because It is Internally Inconsistent

The Proposal may be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal because it is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings..." The third sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." The by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders. Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the third sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.


BOEING

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications, Inc.* (Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). See also *Boeing Co.* (Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions. In fact, the Proposal promises to create more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. See also *Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company believed that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory. Moreover, neither the Company's stockholders nor its board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

Moreover, the Staff has found excludable certain shareholder proposals requesting amendments to a company's bylaws or other governing documents that would permit shareholders to call special meetings where the text of the proposal called for "no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting" (the "No Restriction Proposals"). See, e.g., *CVS Caremark Corp.* (avail Feb. 21, 2008);

Schering-Plough Corp. (Feb. 22, 2008); *JP Morgan Chase & Co.* (Jan. 31, 2008); *Safeway Inc.* (Jan. 31, 2008); *Time Warner Inc.* (Jan. 31, 2008); *Bristol-Myers Squibb Co.* (Jan. 30, 2008). In several of these no-action letters, companies argued that the "no restriction" language was not clear. *See Schering-Plough Corp.* (Feb. 22, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear "whether the proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request"); *Time Warner Inc.* (Jan. 31, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear whether the intent was to, among other things, prohibit restrictions on the subject matter or timing of shareholder-requested special meetings).


BOEING

The Proposal received by the Company requires that there not be any "exception or exclusion conditions" applying only to shareholders and not also to the Company's management and/or board of directors. Under the Company's By-Laws, there are certain reasonable procedural conditions for the calling of special meetings that, by their very nature, do not apply to the board. The Proposal is very similar to the No Restriction Proposals in that it does not provide any guidance to shareholders or the board as to what restrictions or "exception or exclusion conditions" are intended to apply equally to the two groups. Specifically, it is not clear whether the reference in the Proposal to "exception or exclusion conditions" is intended to include restrictions on topics that can be introduced by shareholders at special meetings, procedural restrictions as to the process for shareholders to call special meetings, or both.

For example, the Company's By-Laws, in Article I, Section 2, require the Company to call a special meeting of shareholders at the request of owners of 25% or more of the Company's outstanding shares. The Proposal could be read to require simply that the applicable threshold be lowered from 25% to 10%. However, because the Proposal appears to require equal application of all "exceptions or exclusion conditions" to both shareholders as well as management and/or the board, the Proposal could also reasonably be read to require that the shareholders be entitled to call special meetings directly, without submitting a request to the Company, as that requirement is (for obvious reasons) inapplicable to the board and management. Under this interpretation, other provisions of the By-Laws relating to notices of meetings would also be required to be modified in order to accommodate the possibility of a special meeting being called directly by shareholders.

In addition, the Company's By-Laws, in Article I, Section 11.1B, require that shareholders calling a special meeting for director elections comply with certain shareholder notice requirements and provide the Company with certain information, including whether the shareholder is (i) a shareholder of record at the time of notice and (ii) entitled to vote at the special meeting. One interpretation of the Proposal is that these requirements constitute impermissible "exception or exclusion conditions" because the board and management, acting in their capacity as such, need not provide similar information to the Company. Alternatively, the Proposal could be read to allow procedural requirements to remain in place, as they do not except or exclude any matters for which shareholders could call a special meeting. The Proposal does not provide guidance with respect to whether these types of provisions are or are not permitted, or how the Company should address these types of provisions.

For the foregoing reasons, the Company could not be certain of how to implement the Proposal in accordance with its terms if it were passed. For the same reasons, shareholders voting on the Proposal could not be reasonably certain of the actions or measures it requires. Even a shareholder who generally supports a 10% threshold for calling a special meeting may not support such a provision if it is subject to no defined process or procedural safeguards, and the Proposal provides such shareholders no basis to determine its appropriate interpretive scope in order to make an informed voting decision.


BOEING

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Intl Bus. Machines Corp* (Feb. 2, 2005). By the sheer variance of how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULES 14A-8(I)(2) AND 14A-8(I)(6) BECAUSE IT WOULD CAUSE BOEING TO VIOLATE STATE LAW AND BOEING LACKS THE POWER TO IMPLEMENT THE PROPOSAL

A. The Proposal May Be Omitted Because It Would, if Implemented, Cause the Company to Violate Delaware Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached to this letter as **Exhibit C** (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the DGCL. The Proposal violates the DGCL because it requests that any exception or exclusion condition applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." The Staff has previously found that a nearly identical proposal was excludable on these grounds. *See Marathon Oil Corporation* (Feb. 6, 2009) (concurring with the exclusion of a special meeting proposal as a violation of state law where the proposal may be read to limit the directors' right to call special meetings).

The Proposal requests that any "exception or exclusion conditions" should apply equally to shareholders and management and/or the board. One "exception or exclusion condition" that clearly applies to shareholders, by virtue of it being provided in the first sentence of the Proposal, is that shareholders must own 10% or more of the Company's outstanding common stock in order to call a special meeting. As a result, the Proposal could have the effect of requiring directors to hold at least 10% of the Company's outstanding common stock in order to call a special meeting of shareholders. As explained below, the implementation of this Proposal would violate the DGCL. This conclusion is supported by the Delaware Law Opinion.


BOEING

As noted in the Delaware Law Opinion, Section 211(d) of the DGCL vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the board's power to call special meetings, which cannot be lawfully implemented through the Company's By-Laws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Company's Certificate of Incorporation does not provide for any limitations on the board's power to call special meetings and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. §211(d). Further, as discussed in the Delaware Law Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910,916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Company's By-Laws to include a provision conditioning the board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the board, the Proposal may not be implemented through the Company's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the Delaware Law Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. *See* 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.


BOEING

As discussed in the Delaware Law Opinion, the board's statutory power to call a special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The Delaware Law Opinion states that "(c)onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the Delaware Law Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire third sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-

8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

B. The Proposal May Be Omitted Because the Company Lacks the Power To Implement It



The Proposal may also be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement it. As described more fully in the Delaware Law Opinion and in Part II.A above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Company lacks the power and authority to implement the Proposal. The Staff has consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. *See, e.g., Burlington Resources Inc.* (Feb. 7, 2003); *Xerox Corp.* (Feb. 23, 2004). Based on the foregoing, the Company lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2010 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.


BOEING

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden

Exhibit A

The Proposal


BOEING

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

NOVEMBER 13, 2009

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 30, 2009
Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
PH: 312-544-2802
PH: 312-544-2000
FX: 312-544-2829

[BA: Rule 14a-8 Proposal, October 30, 2009, November 13, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $18 million for James McNerney. The Corporate Library's D-rating for our company was unchanged due to continued concerns about executive pay. The Corporate Library said, given the nature of our company, a performance period of longer than three years would be far more appropriate.

John Bryson, Kenneth Duberstein and John McDonnell were the only directors on our separate executive pay and nomination committees and they each had more then 12-years tenure – independence concerns. Mr. Bryson received our most against-votes in 2009. John Bryson was also on the D-rated Walt Disney (DIS) board and Kenneth Duberstein was on the D-rated boards of Mack-Cali Realty (CLI) and Travelers (TRV). Source: The Corporate Library.

We did not have a shareholder right to an Independent Board Chairman, a Lead Director (called for in our bylaws), Cumulative Voting or to Act by Written Consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 30, 2009
Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
PH: 312-544-2802
PH: 312-544-2000
FX: 312-544-2829

[BA: Rule 14a-8 Proposal, October 30, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $18 million for James McNerney. The Corporate Library's D-rating for our company was unchanged due to continued concerns about executive pay. The Corporate Library said, given the nature of our company, a performance period of longer than three years would be far more appropriate.

John Bryson, Kenneth Duberstein and John McDonnell were the only directors on our separate executive pay and nomination committees and they each had more then 12-years tenure – independence concerns. Mr. Bryson received our most against-votes in 2009. John Bryson was also on the D-rated Walt Disney (DIS) board and Kenneth Duberstein was on the D-rated boards of Mack-Cali Realty (CLI) and Travelers (TRV). Source: The Corporate Library.

We did not have a shareholder right to an Independent Board Chairman, a Lead Director (called for in our bylaws), Cumulative Voting or to Act by Written Consent.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Additional Correspondence with the Proponent





Gregory C. Vogelsperger
Chief Counsel - Securities, Finance & Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 12, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2010 proxy statement:

1. Shareholder Say on Executive Pay (received October 21, 2009)
2. Special Shareowner Meetings (received October 30, 2009)
3. Independent Board Chairman (received November 10, 2009)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not advise me in timely manner regarding which of the above proposals you wish to withdraw, we intend to omit all three proposals from our 2010 proxy statement.

For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure

From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 11:10 PM
To: Vogelsperger, Gregory C
Subject: John Chevedden Rule 14a-8 Proposal (BA)

Mr. Vogelsperger,
I submitted one rule 14a-8 proposal for the 2010 annual meeting. It was accompanied by my letter with my signature. Additionally the company is apparently satisfied with my 2010 broker letter. Please let me know on November 30, 2009 if the company has any doubt or further question.
Sincerely,
John Chevedden

Exhibit C

Delaware Law Opinion



December 21, 2009

The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended and restated on October 7, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders.[1] The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call

[1] Presently, Article I, Section 2 of the Company's Bylaws provides that "[a] special meeting of stockholders may be called at any time by the Board of Directors, or by stockholders holding together at least twenty-five percent (25%) of the outstanding shares of stock entitled to vote, except as otherwise provided by statute or by the Certificate of Incorporation or any amendment thereto."

a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is one or multiple stockholders holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[2] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[3] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting." Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and

---

[2] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

[3] See infra, n. 5 and surrounding text.

affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[4] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be

[4] See infra, n. 5 and surrounding text.

modified through the bylaws,[5] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[6]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of

---

[5] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[6] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

> the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[7] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire third sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

---

[7] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[8] See supra, n. 5 and surrounding text.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW